Exhibit 4.14
DESCRIPTION OF THE REGISTRANT’S SECURITIES
REGISTERED PURSUANT TO SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934

HC2 Holdings, Inc. (the “Company”) has one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”): our common stock, par value $0.001 per share.
The following description of our common stock is based on our certificate of incorporation, bylaws and applicable law. The summary presented below is not complete and is subject to, and is qualified in its entirety by express reference to, the provisions of our certificate of incorporation, bylaws, applicable Certificates of Designation and the Convertible Indenture (as defined below), each of which is filed as an exhibit to the Annual Report on Form 10K of which this Exhibit 4.14 is a part (the “2019 Annual Report”). Capitalized terms used but not otherwise defined herein have the meanings set forth in the 2019 Annual Report.
General
Our authorized capital stock consists of 80,000,000 shares of common stock, $0.001 par value; and 20,000,000 shares of preferred stock, $0.001 par value.
Common Stock
Voting
The holders of the common stock are entitled to one vote for each outstanding share of common stock owned by that stockholder on every matter properly submitted to the stockholders for their vote. Stockholders are not entitled to vote cumulatively for the election of directors.
Dividend Rights
Subject to the dividend rights of the holders of any outstanding series of preferred stock, holders of the common stock are entitled to receive ratably such dividends and other distributions of cash or any other right or property as may be declared by the board of directors out of the assets or funds legally available for such dividends or distributions.
Liquidation Rights
In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company’s affairs, holders of the common stock would be entitled to share ratably in the assets that are legally available for distribution to stockholders after payment of liabilities and subject to the prior rights of any holders of preferred stock then outstanding. If the Company has any preferred stock outstanding at such time, holders of the preferred stock may be entitled to distribution and/or liquidation preferences, such as those discussed below with respect to the preferred stock. In either such case, the Company must pay the applicable distribution to the holders of the preferred stock before they may pay distributions to the holders of the common stock.
Conversion, Redemption and Preemptive Rights
Holders of the common stock have no conversion, redemption, preemptive, subscription or similar rights. There are no sinking fund provisions applicable to our common stock.
Transfer Agent
The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company, LLC.
Preferred Stock
Under our certificate of incorporation, the board of directors of the Company is authorized, subject to limitations prescribed by law and any consent rights granted to holders of outstanding shares of preferred stock, to issue up to 20,000,000 shares of preferred stock, par value $0.001 per share, in one or more classes or series. The board of directors has discretion to determine the rights, preferences, privileges and restrictions of, including, without limitation, dividend rights, conversion rights, redemption privileges and liquidation preferences of, and to fix the number of shares of, each series of the preferred stock. The terms and conditions of any issued preferred stock could have the effect of delaying, deferring or preventing a transaction or a change in control that might involve a premium price for holders of the common stock or otherwise be in their best interest.
Of the 20,000,000 shares of preferred stock authorized for issuance under our charter, 30,000 shares are classified as Series A Convertible Participating Preferred Stock (the “Series A Preferred Stock”), 14,000 shares are classified as Series A-2 Convertible Participating Preferred Stock (the “Series A-2 Preferred Stock” and, together with the Series A Preferred Stock, the “Preferred Stock”), and 11,000 shares are classified as Series A-1 Convertible Participating Preferred Stock (the “Series A-1 Preferred Stock”).
As of December 31, 2019, there are issued and outstanding 12,500 shares of Series A Preferred Stock (inclusive of 6,125 shares of Series A Preferred Stock held by our Insurance Company which are eliminated in consolidation) and 14,000 shares of Series A-2 Preferred stock (inclusive of 10,000 shares of Series A-2 Preferred Stock held by our Insurance Company which are eliminated in consolidation). As a result of the conversion of all issued and outstanding shares of Series A-1 Preferred Stock into our common stock in 2017, there are currently no shares of Series A-1 Preferred stock issued and outstanding.
Series A Preferred Stock and Series A-2 Preferred Stock
The Company originally designated the Series A Preferred Stock pursuant to a Certificate of Designation of Series A Convertible Participating Preferred Stock adopted on May 29, 2014 (the “Series A Certificate”). On September 22, 2014, the Company amended and restated the

Series A Certificate. In connection with the issuance of the Series A-2 Preferred Stock on January 5, 2015, the Company adopted the Certificate of Designation of Series A-2 Convertible Participating Preferred Stock (the “Series A-2 Certificate”) and also amended and restated the Series A Certificate. On August 10, 2015 the Company adopted certain Certificates of Correction of the Certificates of Amendment to the Certificates of Designation of the Series A Certificate and the Series A-2 Certificate. The Series A Certificate and the Series A-2 Certificate together, as amended, are referred to as the “Certificates of Designation.”
The following summary of the terms of the Preferred Stock is qualified in its entirety by the complete terms of the Certificates of Designation.
Dividends. The Preferred Stock will accrue a cumulative quarterly cash dividend at an annualized rate of 7.50%. The accrued value of the Preferred Stock will accrete quarterly at an annualized rate of 4.00% that will be reduced to 2.00% or 0.00% if the Company achieves specified rates of growth measured by increases in its net asset value; provided, that the accreting dividend rate will be 7.25% in the event that (i) the daily volume weighted average price (“VWAP”) of the Common Stock is less than a certain threshold amount, (ii) the Common Stock is not registered under Section 12(b) of the Securities Exchange Act of 1934, as amended, (iii) following May 29, 2015, the Common Stock is not listed on certain national securities exchanges or (iv) the Company is delinquent in the payment of any cash dividends. The Preferred Stock is also entitled to participate in cash and in-kind distributions to holders of shares of Common Stock on an as-converted basis.
Optional Conversion. Each share of Preferred Stock may be converted by the holder into Common Stock at any time based on the then applicable conversion price. Pursuant to the Series A-2 Certificate, each share of Series A-2 Preferred Stock is initially convertible at a conversion price of $8.25. Pursuant to the Series A Certificate, each share of Series A Preferred Stock is initially convertible at a conversion price of $4.25. Such conversion prices are subject to adjustment for dividends, certain distributions, stock splits, combinations, reclassifications, reorganizations, mergers, recapitalizations and similar events, as well as in connection with issuances of equity or equity-linked or other comparable securities by the Company at a price per share (or with a conversion or exercise price or effective issue price) that is below the applicable conversion price (which adjustment shall be made on a weighted average basis).
Redemption by the Holders / Automatic Conversion. On May 29, 2021, holders of the Preferred Stock shall be entitled to cause the Company to redeem the Preferred Stock at the accrued value per share plus accrued but unpaid dividends (to the extent not included in the accrued value of Preferred Stock). Each share of Preferred Stock that is not so redeemed will be automatically converted into shares of Common Stock at the conversion price then in effect. Upon a change of control (as defined in the Certificates of Designation) holders of the Preferred Stock shall be entitled to cause the Company to redeem their Preferred Stock at a price per share of Preferred Stock equal to the greater of (i) the accrued value of the Preferred Stock, which amount would be multiplied by 150% in the event of a change of control occurring on or prior to May 29, 2017, plus any accrued and unpaid dividends (to the extent not included in the accrued value of Preferred Stock), and (ii) the value that would be received if the share of Preferred Stock were converted into Common Stock immediately prior to the change of control.
Redemption by the Company. At any time after May 29, 2017, the Company may redeem the Preferred Stock, in whole but not in part, at a price per share generally equal to 150% of the accrued value per share, plus accrued but unpaid dividends (to the extent not included in the accrued value of Preferred Stock), subject to the holder’s right to convert prior to such redemption.
Forced Conversion. After May 29, 2017, the Company may force conversion of the Preferred Stock into Common Stock if the Common Stock’s thirty-day VWAP exceeds 150% of the then-applicable Conversion Price and the Common Stock’s daily VWAP exceeds 150% of the then applicable Conversion Price for at least twenty trading days out of the thirty trading day period used to calculate the thirty-day VWAP. In the event of a forced conversion, the holders of Preferred Stock will have the ability to elect cash settlement in lieu of conversion if certain market liquidity thresholds for the Common Stock are not achieved.
Liquidation Preference. The Series A Preferred Stock ranks at parity with the Series A-2 Preferred Stock. In the event of any liquidation, dissolution or winding up of the Company (any such event, a “Liquidation Event”), the holders of Preferred Stock will be entitled to receive per share the greater of (i) the accrued value of the Preferred Stock, which amount would be multiplied by 150% in the event of a Liquidation Event occurring on or prior to May 29, 2017, plus any accrued and unpaid dividends (to the extent not included in the accrued value of Preferred Stock), and (ii) the value that would be received if the share of Preferred Stock were converted into Common Stock immediately prior to such occurrence. The Preferred Stock will rank junior to any existing or future indebtedness but senior to the Common Stock and any future equity securities other than any future senior or pari passu preferred stock issued in compliance with the Certificates of Designation.
Voting Rights. Except as required by applicable law, the holders of the shares of each series of Preferred Stock will be entitled to vote on an as-converted basis with the holders of the other series of Preferred Stock (on an as-converted basis) and holders of the Company’s Common Stock on all matters submitted to a vote of the holders of Common Stock. Certain series of Preferred Stock will be entitled to vote with the holders of certain other series of Preferred Stock on certain matters, and separately as a class on certain limited matters. Subject to maintenance of certain ownership thresholds by the initial purchasers of the Series A Preferred Stock (the “Series A Preferred Purchasers”), the holders of the shares of Preferred Stock will also have the right to vote shares of Preferred Stock as a separate class for at least one director, as discussed below under “- Board Rights.”
Consent Rights. For so long as any of the Preferred Stock is outstanding, consent of the holders of shares representing at least 75% of certain of the Preferred Stock then outstanding is required for certain material actions.
Board Rights. For so long as the Series A Purchasers own at least a 15% interest in the Company on an as-converted basis and at least 80% of the shares of Preferred Stock issued to the

Series A Preferred Purchasers on an as-converted basis, the Series A Preferred Purchasers will have the right to appoint and elect (voting as a separate class) a percentage of the board of directors of the Company that is no more than 5% less than the Series A Preferred Purchasers’ as-converted equity percentage of the Common Stock (but no fewer than one director). One such elected director (as designated by the holders of shares representing at least 75% of the Preferred Stock then outstanding) shall be entitled to be a member of each committee of the board of directors of the Company, provided, that such director membership on any such committee will be dependent upon such director meeting the qualification, and if applicable, independence criteria deemed necessary to so comply in accordance with any listing requirements of the exchanges on which the Company’s capital stock is then listed. For so long as the Director Election Condition is satisfied, if a specified breach event shall occur with respect to the Preferred Stock (defined for such purposes to include the failure to timely pay required dividends for two or more consecutive quarters or the occurrence and continuation of certain breaches of covenants contained in the Certificates of Designation), the holders of the Preferred Stock shall be entitled to appoint the number of additional directors to the board of directors of the Company that will cause a majority of the board of directors to be comprised of directors appointed by the holders of the Preferred Stock and independent directors until the cure of such specified breach event.
Participation Rights. Pursuant to the securities purchase agreements entered into with the initial purchasers of the Series A Preferred Stock and the Series A-2 Preferred Stock, subject to meeting certain ownership thresholds, certain initial purchasers of the Series A Preferred Stock and the Series A-2 Preferred Stock will be entitled to participate, on a pro rata basis in accordance with their ownership percentage, determined on an as-converted basis, in issuances of equity and equity linked securities by the Company. In addition, subject to meeting certain ownership thresholds, certain initial purchasers of the Series A Preferred Stock and the Series A-2 Preferred Stock will be entitled to participate in issuances of preferred securities and in debt transactions of the Company.
Dividends
We do not pay regular dividends to holders of our common stock. However, we have paid several special cash dividends to holders of our common stock. We have not paid any special dividends to holders of our common stock since August 27, 2013.
Subject to the dividend rights of the holders of any outstanding series of preferred stock, holders of the Common Stock are entitled to receive ratably such dividends and other distributions of cash or any other right or property as may be declared by the board of directors out of the assets or funds legally available for such dividends or distributions. Any future determinations to pay cash dividends on our common stock will be at the discretion of our board of directors and will depend upon our financial condition, results of operations, cash flows and other factors that the board of directors deem relevant.

Convertible Notes
        On November 20, 2018, the Company issued $55 million aggregate principal amount of 7.5% convertible senior notes due 2022 (the “Convertible Notes”). The Convertible Notes are convertible into shares of the Company’s common stock based on an initial conversion rate of 228.3105 shares of common stock per $1,000 principal amount of Convertible Notes (equivalent to an initial conversion price of approximately $4.38 per share of the Company’s common stock), at any time prior to the close of business on the business day immediately preceding the maturity date, in principal amounts of $1,000 or an integral multiple of $1,000 in excess thereof. In addition, following a Make-Whole Fundamental Change (as defined in the Convertible Indenture) or the Company’s delivery of a notice of redemption for the Convertible Notes, the Company will, in certain circumstances, increase the conversion rate for a holder who elects to convert its Convertible Notes in connection with (i) such Make-Whole Fundamental Change or (ii) such notice of redemption. However, to comply with certain listing standards of The New York Stock Exchange, the Company will settle in cash its obligation to increase the conversion rate in connection with a Make-Whole Fundamental Change or redemption until it has obtained the requisite stockholder approval.
Anti-Takeover Effects of Delaware Law
Our certificate of incorporation expressly provides that the Company shall not be governed by Section 203 of the DGCL, which would have otherwise imposed additional requirements regarding mergers and other business combinations.